SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                  Commission File Number 0-50464

                           NOTIFICATION OF LATE FILING

         (Check One): |_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB |_| Form N-SAR
         For Period Ended:     March 31, 2001
                           -----------------------------------------------------
         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I  - REGISTRANT INFORMATION

       Full name of registrant :  Nx Networks, Inc.
       Former name if applicable:  Netrix Corporation
       Address of Principal Executive Office (Street and number):
           13595 Dulles Technology Drive
       City, State and Zip Code:  Herndon, Virginia 20171


PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |   (a)The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense;
     |   (b)The subject annual report, semi-annual report, transition report on
|X|  |      Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
     |      will be filed on or before the 15th calendar day following the
     |      prescribed due date; or the subject quarterly report or transition
     |      report on Form 10-Q, or portion thereof will be filed on or before
     |      the fifth calendar day following the prescribed due date; and
     |   (c)The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         During the audit of Nx Networks for the year ended December 31, 2001, our independent public accountants requested a large amount of information that required us to obtain and reconcile information from third parties. The process took longer than we expected and delayed the submission of the Annual Report on Form 10-K for the period ended December 31, 2000. This delay related to the Form 10-K process, in turn, delayed our preparation of our Quarterly Report on Form 10-Q for the period ended March 31, 2001. During the time we were preparing the Form 10-Q, we also were involved in completing an additional financing that closed on May 14, 2001. Resources and personnel which would otherwise have been utilized for completing our Form 10-Q were necessary to complete this financing. We employed additional accounting staff in an attempt to overcome the delays, but despite our efforts were unable to complete all the work necessary to file the Form 10-Q by May 15, 2001. We expect to complete and file our Quarterly Report on Form 10-Q for the period year ended March 31, 2001 prior to the end of the extension period.


PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  Peter J. Kendrick                  703                         742-6000
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      (Name)                      (Area Code)                (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                   |X|Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   |X|Yes  |_|No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Total revenue for the three months ended March 31, 2001 is expected to be approximately $3.4 million, a 62% percent decrease from the three months ended March 31, 2000 of $8.9 million. Loss from operations for the three months ended March 31, 2001 is expected to be approximately $14.8 million, a 69% decrease from the three months ended March 31, 2000 of $48.4 million.


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                               Nx Networks, Inc.
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                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:          May 15, 2001                  By:  /s/ Peter J. Kendrick
       ------------------------                  -------------------------------
                                             Name:  Peter J. Kendrick
                                             Title: Chief Financial Officer



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